FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of May 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated May 29, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 29, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
____________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 3, 2014

To our Shareholders:

We cordially invite you to the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on July 3, 2014 at 2 p.m. local time for the following purpose:

To approve the terms of service and compensation of our newly elected Chairman of the Board of Directors, Dov Baharav, as described in this Proxy Statement.

Our Board of Directors recommends that you vote “FOR” the foregoing proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on Thursday June 5, 2014 are entitled to notice of and to vote at the special meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that are received at the address first indicated above no later than 2 p.m. Israel time, on July 1, 2014, will be deemed received in a timely fashion and the votes therein recorded. If you attend the meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

May 29, 2014

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on July 3, 2014

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva, Israel, on July 3, 2014, at 2 p.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this proxy statement (the “Proxy Statement”) and the enclosed proxy card are being mailed to our shareholders on or about June 9, 2014.

Purpose of the Special General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matter: approval of the terms of service and compensation of our newly elected Chairman of the Board of Directors, Dov Baharav, as described in this Proxy Statement.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on June 5, 2014, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on July 1, 2014, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our Directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on July 1, 2014, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 49130, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on the matter to be voted on at the Meeting.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy, is required to adopt the proposal to be presented at the Meeting.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of May 28, 2014, the Company had 42,459,061 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR COMPENSATION AND STOCK OPTION COMMITTEE AND OUR BOARD OF DIRECTORS HAVE APPROVED THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT AND RECOMMEND THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSAL SET FORTH IN THIS PROXY STATEMENT.

I.  APPROVAL OF TERMS OF SERVICE AND COMPENSATION OF THE NEWLY
ELECTED CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires approval of the Compensation and Stock Option Committee, the Board of Directors and shareholders’ approval.

On May 20, 2014, Mr. Baharav was appointed by our Board of Director to serve as Chairman of the Board. Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the terms of service and compensation of Mr. Dov Baharav as Chairman of the Board of the Company.

Our Compensation and Stock Option Committee is currently comprised of Kainan Rafaeli and our two external directors, Dr. Leora Meridor and Dr. Zvi Lieber (Dr. Lieber replaced Haim Benyamini as an external director and as a member of our Compensation and Stock Options Committee as of May 28, 2014). All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law. Pursuant to the NASDAQ Marketplace Rules, as a foreign private issuer, we have elected to follow Israeli law and practice instead of the compensation committee listing rules set out in NASDAQ Listing Rule 5605(d) and IM-5605-6.

Mr. Baharav’s proposed agreement includes the following:

The agreement will be retroactive to May 20, 2014, the date on which Mr. Baharav was appointed as Chairman of the Board, and will remain in effect for a period of four (4) years. The continuation of Mr. Baharav’s term of service is subject to his election by our shareholders to serve as a member of the Board of Directors during the period covered by the agreement. Each of the Company and Mr. Baharav may terminate the agreement prior to the end of the term by providing the other party with two-months prior notice. In the event of termination by the Company, the Company will provide Mr. Baharav with two months of paid notice and an additional two months of compensation.  The Company may terminate the agreement without any prior notice in event of termination for cause as will be defined in the agreement.

Under the agreement, Mr. Baharav will serve as Chairman of the Board on a 40%  basis and will be entitled (directly or through his controlled company) to: (i) monthly fees in the amount of NIS 44,000 (approximately US$ 12,607); and (ii) payment of the cash value of the fringe benefits that would have been payable to Mr. Baharav if he served in an employee’s status, including social benefits, 9.6 days as annual vacation and other benefits, in an aggregate amount of NIS up to 18,697 per month (approximately US$ 5,357), which is equal to employer’s cost that would have been incurred by the Company for such benefits would the Chairman served in an employee status. In case that vacation days are used, no redemption will be paid for such days.

Mr. Baharav will be entitled to office space and secretarial assistance and for reimbursement for out-of-pocket expenses incurred by him in connection with his service.

Additionally, Mr. Baharav is granted options to purchase 250,000 of our ordinary shares granted to him as of May 20, 2014, the date on which such grant was approved by our Board of Directors, which grant is subject to the Meeting approval. The options are exercisable at a price of US$ 5.06 per share, which is 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date (May 19, 2014). The options will vest and become exercisable in equal quarterly installments over a four year period commencing on the grant date so long as Mr. Baharav continues to serve as Chairman of the Board, and will remain exercisable for 12 months following cessation or termination of his service (other than for cause). The options will expire on the sixth anniversary of the date of the grant.

In the event of a “change in control” during his term of service, any options granted to Mr. Baharav as described above but not vested at such time, will vest immediately. “Change in control” means any person, entity or affiliated group becoming the owner or owners of more than fifty percent (50%) of the outstanding equity securities or voting power of the Company or a sale of all or substantially all of the Company's assets. However, any increase in the holdings of the Company by a shareholder that currently holds 10% or more of the outstanding share capital of the Company and/or their affiliated companies will not be considered as change of control in connection with the foregoing.

Mr. Baharav will also be entitled to receive a bonus as may be approved in accordance with the provisions of the Companies Law and applicable regulations, subject to the approval of shareholders.

The agreement will also include non-competition and non-solicitation provisions.

The above proposed compensation is in compliance with Company’s Compensation Policy.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the approval of the terms of service and compensation of Dov Baharav as Chairman of the Board of Directors of the Company.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of service and compensation of Dov Baharav as Chairman of the Board of Directors of the Company as set forth in this Proxy Statement.”

The Board of Directors recommends a vote FOR the approval of the terms of service and compensation for Dov Baharav as Chairman of the Board.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 28, 2014 (including options exercisable within 60 days from the date hereof) by: (i) each person who is the beneficial owner of more than 5% of our ordinary shares; and (ii) all Directors and officers as a group.  The information in this table is based on 42,459,061  ordinary shares outstanding as of May 28, 2014. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
FIMI Funds (3)	9,826,324	23.1%
York Capital Management (4)	6,015,530	14.2%
Itshak Sharon (Tshuva)(5)	2,751,603	6.5%
Meitav Dash Investments Ltd. (6)	2,142,095	5.05%
All officers and Directors as a group (18 persons)	1,376,330	3.2%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 42,459,061 ordinary shares issued and outstanding as of May 28, 2014.

(3)
Based on a Schedule 13D/A filed on February 3, 2014 and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the  9,826,324 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 50,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(4)
The information in this table is based on information provided to the Company and Schedule 13D/A filed on February 3, 2014 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 424,089 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 4,115,599 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 223,003 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 478,263 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 413,750 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 360,826 ordinary shares directly owned by certain accounts managed by York Managed Holdings, LLC (such accounts, the “Managed Accounts”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Accounts.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

(5)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of May 4, 2014. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”) as follows: (i)  58,448 ordinary shares owned by Excellence Gemel & Pension; (ii) 17,641 ordinary shares owned by Excellence Karnot Neemanut; (iii) 1,040,657 ordinary shares owned by Excellence Teudot Sal; (iv) 63,391 ordinary shares owned by Phoenix – Nostro; (v) 335,001 ordinary shares owned by Phoenix Gemel & Pension; and (vi) 1,236,465 ordinary shares owned by Phoenix – Mishtatef. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(6)
Based on information provided to us by the shareholder as of May 28, 2014. Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya holdings (Ye'elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds 2,142,095 ordinary shares as follows: (i) 305,125 ordinary shares owned by Meitav Dash Mutual Funds Ltd; (ii) 761,779 ordinary shares owned by Meitav Dash Provident Funds And Pension Ltd; and (iii) 1,075,191 ordinary shares owned by Meitav Dash Tachhlit indexes Ltd. The principal business address of Meitav is 30 derekh sheshet ha-yamim, Bene-Beraq, Israel.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Alon Levy, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: alonl@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Alon Levy, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on Thursday, July 3, 2014 at 2 p.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Special General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE APPROVAL OF THE PROPOSALS TO BE BROUGHT BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

July 3, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒
			FOR	AGAINST	ABSTAIN
	(1)	To approve terms of service and compensation of our newly elected Chairman of the Board of Directors, Dov Baharav, as described in the Proxy Statement.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.